EXHIBIT 99.12
CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2021 (the “Form 40-F”), I, Carlos Iturralde, P.Eng., hereby consent to the use of my name in connection with the reference to the reports entitled “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” dated May 29, 2020 and “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” dated March 25, 2021 (the “Reports”) and to the inclusion of the written disclosure of the Reports and of extracts from or summaries thereof (the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (Commission File No. 333-159047, File No. 333-148048 and File No. 333-145300), Form F-3D (Commission File No. 333-217016) and on Form F-10 (Commission File No. 333-237728).

By: /s/ "Carlos Iturralde"
Name: Carlos Iturralde, P.Eng.

March 28, 2022